Filed by Cyberonics, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Companies: Cyberonics, Inc. and Sorin S.p.A.

(Filer’s Commission File No. 000-19806)

The following communication was made publicly available on transaction-related website portal hosted by Cyberonics and Sorin, respectively.

Cyberonics, Inc. (Nasdaq: CYBX) is a medical device company with core expertise in neuromodulation. The company developed and markets the VNS Therapy® System, which is FDA-approved for the treatment of drug-resistant epilepsy and treatment-resistant depression. Epilepsy is the fourth most common neurological disorder in the U.S. More than 30% of patients diagnosed and treated for epilepsy continue to experience seizures in spite of multiple treatments. VNS Therapy is a foundational treatment for a wide range of patients with drug-resistant epilepsy that improves seizure control and quality of life without adding pharmacological burden. With sales and marketing expertise, clinical evidence, technology pipeline, and operational efficiencies, Cyberonics is well positioned to maintain market leadership in device solutions for epilepsy. In addition to epilepsy, Cyberonics has strategic investments in other large markets, including chronic heart failure and obstructive sleep apnea. Investment Highlights Company Facts Headquarters: Houston, TX International office Brussels, Belgium International sales ~70 countries Employees ~650 Patients implanted ~80,000 since 1988 Total device implants ~115,000 Sales Mix FY 2015 Q2 Net Sales $73 million LEADERSHIP • Consistently meets goals • Investing for global growth STRATEGY • Focus on epilepsy market potential • Disciplined investing in other device opportunities INNOVATION • Fueling growth through product development • Advancing patient care through innovation • Diversifying the epilepsy portfolio COMMERCIALIZATION • Experienced team and strong track record • Accelerating new patient growth • Significant recurring revenue EXPERIENCE • 115,000 implants and 580,000 patient years • High patient re-implant rate • >3,000 physicians using VNS Therapy FINANCIALS • Leveraging the income statement for consistent growth • Strong balance sheet • Focus on shareholder value The Epilepsy Franchise Epilepsy 4th most common neurological disease after migraine, stroke and Alzheimer's disease 9 Million People living with epilepsy in United States, Europe, and Japan < 3% chance of seizure freedom after 2 AED failures 400,000 People indicated for VNS Therapy® System in U.S. Direct and indirect costs of per year in U.S. alone $13.5B Mortality rate vs. general population Source: CDC, WHO, IOC report on Epilepsy U.S. Unit Sales Growth for Epilepsy (generators) 25-40x 1,000 1,200 1,400 1,600 1,800 2,000 2,200 2,400 2,600 Q1 Q2 Q3 Q4 U.S. 80% International 20%

Vagus Nerve Stimulation (VNS) Therapy • Mild pulses applied to vagus nerve in neck send signals to brain • Adjustable, automatic intermittent stimulation • Placed subcutaneously in chest • Pulse – 3rd generation • DemiPulse® – 4th generation • AspireHC® – 5th generation • AspireSR® – 6th generation* • 302 base model • PerenniaDURA® lead – Increased durability • PerenniaFLEX® lead – Increased flexibility Technology Generators Leads 2 Strategic Investments in Growth Drivers Epilepsy VNS Therapy® ProGuardian™ Transcutaneous Vagus Nerve Stimulation Investment in cerbo med Received CE Mark approval in February 2015 Chronic Heart Failure VITARIA™ Autonomic Regulation Therapy Obstructive Sleep Apnea Hypoglossal Nerve Stimulation Investment in ImThera Medical Acquisition of Apnex Medical assets *AspireSR® Generator not available for sale in the U.S. Vagus nerve Electrodes Thin, flexible lead Pulse generator

Important Information for Investors and Shareholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This communication does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

Sand Holdco Limited (“NewCo”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a proxy statement of Cyberonics, Inc. (“Cyberonics”) that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE

PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN S.P.A. (“Sorin Group”), CYBERONICS, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’ Investor Relations through its website at www.cyberonics.com (for documents filed with the SEC by Cyberonics) or Sorin Group through its website at www.sorin.com (for documents filed with the SEC by NewCo).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Italian CONSOB Regulation No. 11971 of May 14, 1999

Prior to the meeting of Sorin Group shareholders, Sorin Group will voluntarily make available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms.

Italian CONSOB Regulation No. 17221 of March 10, 2010

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of Sorin Group, being a wholly owned subsidiary of Sorin Group. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for “significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin Group. The merger agreement and the merger of Sorin Group into NewCo are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 13.1.(v) of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin Group on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin Group will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation.

Participants in the Distribution

Sorin Group, Cyberonics and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25,2014  and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 (the “PSLRA”)) concerning Cyberonics, Sorin Group, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics and Sorin Group as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin Group or NewCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics and Sorin Group to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin Group operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and NewCo and the analogous section from Sorin Group’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB); risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC and those described in Sorin Group’s annual reports, registration documents and other documents filed from time to time with CONSOB. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin Group share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin Group share or Cyberonics share, as applicable. Neither Cyberonics nor Sorin Group gives any assurance (1) that either Cyberonics, Sorin Group or Newco will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.